Exhibit (a)(3)

Therma-Wave, Inc.

1250 Reliance Way

Fremont, CA 94359

August 13, 2003

Dear Option Holder:

Due to today's difficult market conditions, many option holders hold stock options with an exercise price that exceeds the market price of our common stock. Because our board of directors (the "Board") recognizes that Therma-Wave, Inc.'s (the "Company") option plan may not currently be providing performance incentives for its valued employees, the Board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to provide value.

As a result, I am happy to announce that Therma-Wave will offer to exchange your outstanding options under the Therma-Wave 1997 Stock Purchase and Option Plan, the 1997 Employee Stock Purchase and Option Plan, the 1997 Special Employee Stock Purchase and Option Plan, and the 2000 Equity Incentive Plan (the "Option Plans") issued on or before July 1, 2002 and having an exercise price greater than $2.00 per share for new options we will grant under the Option Plans. You may tender (surrender) all of these options to the Company in exchange for new options, however you must tender all of the options that are eligible to be exchanged. No partial exchanges are permitted. You also have the right to choose not to tender any of your options.

The number of shares of common stock you will receive upon the exercise of your new options will be equal to seventy five percent (75%) of the number you would have received upon the exercise of the options that you tender and we accept for exchange, as adjusted for any stock splits, stock dividends and similar events. We will grant the new options one business day following the date we cancel the options accepted for exchange (the "Replacement Grant Date").

You must be an employee of the Company from the date you tender options through the date we grant the new options in order to receive new options. If you do not remain an employee, you will not receive any new options or any other consideration for the options tendered by you and canceled by the Company.

The terms and conditions of new options will be substantially different from the terms and conditions of your current options. The per share exercise price of all new options will equal to the closing trading price of our common stock on The Nasdaq National Market on the date this exchange offer expires.

The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

The Company's offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender your options. A tender of options involves risks which are discussed in the offer to exchange.

If you do not turn in your letter of transmittal by 12:00 Midnight on September 10, 2003 (unless the offer is extended), then you will not participate in the option exchange, and all stock options currently held by you will remain intact at their original price and original terms. YOUR LETTER OF TRANSMITTAL MUST BE RECEIVED BY 12:00 midnight on September 10, 2003 (unless the offer is extended), NOT JUST MAILED BY THEN.

The method of delivery of all documents, including letters of transmittal and any other required documents, is at the election and risk of the tendering option holder. If delivery is by mail, we recommend that you use registered mail with return receipt requested and properly insure your package. In all cases, you should allow sufficient time to ensure timely delivery.

If you have any questions about the offer, please call Therma-Wave at (510) 668-2678.

We thank you for your continued efforts on behalf of Therma- Wave.

Sincerely,

/s/ Boris Lipkin

Boris Lipkin

President and Chief Executive Officer

Enclosures